SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the "Company") has been advised that, following the payment of the 2015 interim dividend of 12.31p on 24 September 2015, several persons discharging managerial responsibility in the Company have increased their interests in the Company.

Prudential Group Share Incentive Plan - Dividend Re-investment

The following individuals have received ordinary shares of 5p each at a price per share of £13.42 in the name of the Prudential Group Share Incentive Plan under the dividend re-investment associated with that plan operated by Yorkshire Building Society on behalf of the Company:

Name of PDMR	Number of ordinary shares acquired	Total beneficial interest following notification	Number of shares subject to performance conditions	Total interest in shares
J Hunt	3	111,151	328,881	440,032
M McLintock	2	210,848	126,185	337,033
N Nicandrou	12	265,181	359,046	624,227
J Foley	2	218,608	409,988	628,596
J Oliver	5	14,186	34,624	48,810
A Porter	4	11,916	89,944	101,860

The Prudential Corporation Asia All Employee Share Purchase Plan - Dividend Re-investment

The following individual has received ordinary shares of 5p each at a price per share of £13.46 in the name of the Prudential Corporation Asia All Employee Share Purchase Plan under the dividend re-investment associated with that plan:

Name of PDMR	Number of ordinary shares acquired	Total beneficial interest following notification	Number of shares subject to performance conditions	Total interest in shares
T Wilkey	3	189,592	358,024	547,616

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification  5 October 2015

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20  7548 2027

Stefan Bort ,  Deputy Group Secretary, +44 (0) 20  7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 OCTOBER 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary